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NEWS RELEASE
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                                                              Exhibit 99.(a)(12)



Contact:    Peter Thonis, 617-873-3512 (After 6 p.m., 617-237-4163)


                                                                   Aug. 15, 1997


SUMMARY:   GTE COMPLETES ACQUISITION OF BBN.


STAMFORD, Conn. -- GTE Corp. today announced that it has completed its acquisition of BBN Corporation, which has become a wholly owned subsidiary of GTE.

 The acquisition was completed following a meeting today of BBN stockholders, as required by Massachusetts law, at which the BBN stockholders, including GTE, approved the merger of a GTE subsidiary with BBN. At the time of the meeting, GTE owned shares representing approximately 94 percent of the voting power of the outstanding BBN stock. In the merger, each BBN share not owned by GTE was converted into the right to receive $29 in cash, without interest.

 The acquisition of BBN is a key component of GTE's data strategy, one of a series of steps GTE is taking to be a market-leading national provider of voice, video and data services. BBN is part of GTE Internetworking, the business unit responsible for the implementation of GTE's data strategy. George H. Conrades, CEO and president of BBN, also was named corporate executive vice president and president of GTE Internetworking on July 9.


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GTE-2

                           BACKGROUND ON BBN AND GTE
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 BBN (www.bbn.com) is one of the nation's leading providers of Internet access and valued-added services of businesses. It offers Fortune 1000 companies a complete set of managed Internet services, including high-speed and dial-up access, systems development and electronic-commerce support, network security, and Web hosting services. BBN also provides internetworking innovation and funded research and development for government and commercial customers. BBN's Internet customers include many of the world's top information technology, manufacturing and financial services companies.

 With revenues of more than $21 billion in 1996, GTE (www.gte.com) is one of the largest publicly held telecommunications companies in the world. In the United States, GTE offers local and wireless service in 29 states and long-distance service in all 50 states. GTE was the first among its peers to offer "one-stop shopping" for local, long-distance and Internet access services. Outside the United States, where GTE has operated for more than 40 years, the company services approximately 7 million customers. GTE is also a leader in government and defense communications systems and equipment, directories and telecommunications-based information services, and aircraft-passenger telecommunications.

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